Exhibit 7.1

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

Computation of ratio of earnings to fixed charges

(In thousands of Mexican pesos)

	2017	2016	2015	2014	2013
IFRS
Fixed Charges:
Interest capitalized in fixed assets	3,060,963	3,667,752	5,258,854	3,997,121	2,943,597
Interest expense	140,350,860	132,681,656	99,271,197	73,657,618	54,067,022
Amortization premiums related to indebtedness	(2,109,778)	(1,610,183)	(2,229,657)	312,296	(1,890,710)
Estimate of the interest within rental expense	418,883	500,654	450,760	242,436	159,380

Total Fixed Charges	141,720,928	135,239,879	102,681,154	78,209,471	55,279,289

Net income (loss)	(280,850,619)	(191,144,342)	(712,567,398)	(265,542,989)	(170,058,427)
Hydrocarbon Income Tax (IRP)	—	—	—	(18,735,301)	3,787,543
Income Tax and Others	(5,064,168)	(12,640,369)	(45,587,267)	3,773,966	3,672,466
Cumulative effect of adoption of new accounting standards	—	—	—	—	—
Profit sharing in subsidiaries and affiliates (income from equity investees)	(360,440)	(2,135,845)	(2,318,115)	(34,368)	(706,710)

Pretax income from continuing operations before income from equity investees	(286,275,227)	(205,920,556)	(760,472,780)	(280,538,692)	(163,305,128)
Fixed Charges:	141,720,928	135,239,879	102,681,154	78,209,471	55,279,289
Amortization of interest capitalized	122,439	146,710	210,354	159,885	117,744
Distributed income of investments shares	180,675	293,397	359,941	736,302	914,116
Interest capitalized in fixed assets	(3,060,963)	(3,667,752)	(5,258,854)	(3,997,121)	(2,943,597)

Earnings	(147,312,148)	(73,908,322)	(662,480,185)	(205,430,155)	(109,937,576)

Amount by which fixed charges exceed earnings	289,033,076	209,148,201	765,161,339	283,639,626	165,216,865
Ratio of earnings to fixed charges	—	—	—	—	—